UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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07006653

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAMILTON CLARK & CO.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1660 INTERNATIONAL DRIVE, SUITE 400
(No. and Street)

MCLEAN, VIRGINIA 22102
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEAVER AND TIDWELL, L.L.P.
(Name – *if individual, state last, first, middle name*)

24 GREENWAY PLAZA, SUITE 1800 HOUSTON, TX 77046
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN MCKENNA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMILTON CLARK & CO., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

3/09/07

Notary Public

EX 01, 31 2010



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (1) [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) SEE NOTE 4 INCLUDED IN NOTES TO FINANCIAL STATEMENTS.

HAMILTON CLARK & CO.

FINANCIAL REPORT

DECEMBER 31, 2006

CONTENTS



WEAVER
AND
TIDWELL
L.L.P.

CERTIFIED PUBLIC
ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholder of Hamilton Clark & Co.

We have audited the accompanying statement of financial condition of Hamilton Clark & Co. (a Delaware corporation) (the Company) as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Clark & Co. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, LLP

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
March 27, 2007

24 Greenway Plaza
Suite 1800
Houston, Texas 77046-2404

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF
BAKER TILLY
INTERNATIONAL

OFFICES IN

DALLAS FORT WORTH HOUSTON

HAMILTON CLARK & CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 33,097
Investment, at fair value	171,493
Accounts receivable, net of allowance for doubtful accounts of $7,500	2,985
TOTAL ASSETS	$ 207,575

LIABILITIES

Accounts payable	$ 6,348
TOTAL LIABILITIES	6,348
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock; $.01 par value, 3,000 shares authorized, 100 shares issued and outstanding	1
Additional paid in capital	339,039
Retained deficit	(137,813)
TOTAL STOCKHOLDER'S EQUITY	201,227
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 207,575

The Notes to Financial Statements are an integral part of this statement.

HAMILTON CLARK & CO.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

REVENUES	
Consulting and advisory fees, net	$ 157,807
Total revenues	157,807
OPERATING EXPENSES	
Management and office services	268,000
Operating costs	31,837
Total operating expenses	299,837
Operating loss	(142,030)
REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS	
Realized gain on investments	3,676
Unrealized loss on investment	(60,735)
Net realized and unrealized loss on investments	(57,059)
Loss before provision for income taxes	(199,089)
Income tax benefit	8,393
Net loss	$ (190,696)

The Notes to Financial Statements are an integral part of this statement.

HAMILTON CLARK & CO.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common stock	Additional paid in capital	Retained Earnings (Deficit)	Total Stockholder's Equity
BALANCE, December 31, 2005	$ 1	$ 209,245	$ 52,883	$ 262,129
Capital contributions	-	129,794	-	129,794
Net loss	-	-	(190,696)	(190,696)
BALANCE, December 31, 2006	$ 1	$ 339,039	$ (137,813)	$ 201,227

The Notes to Financial Statements are an integral part of this statement.

HAMILTON CLARK & CO.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (190,696)
Adjustments to reconcile net loss from operations to net cash provided by operating activities:	
Noncash items included in net loss:	
Capital contribution for management fees by VCA - Note 5	129,794
Changes in working capital assets and liabilities:	
Increase in accounts receivable	(2,985)
Decrease in accrued advisory fees	6,250
Decrease in accrued reimbursables	1,076
Increase in accounts payable	6,198
Decrease in income taxes payable	(506)
Decrease in deferred taxes	(8,500)
Unrealized loss on investment	60,735
Net cash provided by operating activities	1,366
INCREASE IN CASH AND CASH EQUIVALENTS	1,366
CASH AND CASH EQUIVALENTS, beginning of year	31,731
CASH AND CASH EQUIVALENTS, end of year	$ 33,097
Supplemental disclosure of noncash investing and financing activities:	
Capital contribution for management fees by VCA - Note 5	$ 129,794
Supplemental cash flow information:	
Interest paid	$ -
Taxes paid	$ -

The Notes to Financial Statements are an integral part of this statement.

HAMILTON CLARK & CO.
NOTES TO FINANCIAL STATEMENTS

NOTE. 1 ORGANIZATION AND OPERATIONS

Hamilton Clark & Co. (formerly Dominion Financial Securities Company) (the Company) was incorporated in Delaware on January 24, 1990. During March 2004, Venture Capital Advisors, LLC acquired Dominion Financial Securities Company as a wholly-owned subsidiary under a purchase buyout agreement from Dominion Financial Partners, L.L.C. In March 2004, an amendment was approved to change the name of the Company to Hamilton Clark & Co.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). Effective February 14, 1996, the NASD granted the Company's request to reduce its minimum net capital requirement from $50,000 to $5,000, which effectively limited the Company's operations to the distribution of private placements of debt and equity securities to institutional and other accredited investors.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Revenues for private placements and mergers and acquisitions are recognized based on the nature of the engagement. Revenues for financial advisory fees are recognized over the term of the related engagement, while investment banking fees are recognized upon consummation of a transaction. Revenues for fairness opinions are recognized as the service is provided.

Receivables and Credit Policy

Accounts receivable, if any, are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 90 days from invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account.

Statement of Cash Flows

For the purpose of reporting cash flows, the Company considers demand deposits in banks and short-term investments with a maturity of three months or less as cash and cash equivalents.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary or permanent differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled. The measurement of deferred tax assets is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Investment securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Concentration of Credit Risk and Major Customers

The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the Company's annual revenue. The percentage of revenues from major customers for the year ended December 31, 2006 and percentage of receivables due from major customers as of December 31, 2006 are as follows:

	Revenues	Receivables
Customer A	50%	0%
Customer B	26%	100%
Customer C	22%	0%
Total	98%	100%

The Company holds common stock in Customer A with a fair value totaling $171,493. Additionally, the Company maintains its cash account primarily in one financial institution. At times, the amounts on deposit may be in excess of the FDIC insured limits.

NOTE 3. INVESTMENT

On January 31, 2005, the Company received 1,011,906 shares of common stock of a foreign entity as payment of an investment banking fee for completing a merger transaction. During 2005, the Company sold 80% of the common stock shares received while the remaining 20% were subject to restrictions on resale or transfer and were held in escrow until July 2006.

The following is a summary of the unrestricted investment as of December 31, 2006:

	Cost	Net Unrealized Loss	Market Value
Common stock of publicly traded foreign entity	$ 191,834	$ 20,341	$ 171,493

Net unrealized loss on investment for the year ended December 31, 2006 on the above investment security was $60,735.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2006, the Company's net capital of $26,749 exceeds the minimum net capital required of $5,000. Additionally, the Company has no debt outstanding as of December 31, 2006.

NOTE 5. RELATED-PARTY TRANSACTIONS

The Company maintains its offices in the same physical facilities as those of the parent company, Venture Capital Advisors, LLC ("VCA"). Additionally, the parent company has a management agreement with the Company to provide management and office services. The parent company has paid director's compensation, regulatory filing fees and other general and administrative expenses on behalf of the Company. During 2006, the Company was charged $268,000 for these services. The parent company waived $129,794 of these fees during 2006, as additions to contributed capital.

Effective January 1, 2007, the management agreement with VCA was terminated.

NOTE 6. INCOME TAXES

The provision for income taxes consists of current and deferred taxes and differs from amounts that would be calculated by applying federal statutory rates to income before taxes, due to the effect of nontaxable and nondeductible items.

Income tax benefit consists of the following:

Current	$ -
Deferred	8,393
Total benefit	$ 8,393

At December 31, 2006, deferred tax assets have been recognized for the following temporary differences in tax and financial accounting for:

Nondeductible management fee expenses from 2005	$ 26,734
Net operating loss carryforward	4,139
Net deferred tax asset	$ 30,873

The deferred tax asset has been offset with a valuation allowance of $30,873 as of December 31, 2006. At December 31, 2006, the Company had a net operating loss carryforward of $27,596 which expires in 2026.

NOTE 7. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2006, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 8. POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company operates pursuant to the exemptive provisions of paragraph k(2)(i) of SEC Rule 15c3-3 and paragraph (a)(2)(vi) of SEC Rule 15c3-1. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and, as such, a review of the practices and procedures over safeguarding securities was not performed.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: HAMILTON CLARK & CO. as of DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			(1)	$ 201,227	3480
2. Deduct ownership equity not allowable for Net Capital				(	3490
3. Total ownership equity qualified for Net Capital				201,227	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
B. Other (deductions) or allowable credits (List)				-	3525
5. Total capital and allowable subordinated liabilities				201,227	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Note)	(2) $174,478	3540			
B. Secured demand note deficiency	-	3590			
C. Commodity futures contracts and spot commodities- Proprietary capital charges	-	3600			
D. Other deductions and/or charges	-	3610		174,478	3620
7. Other additions and/or allowable credits (List)				-	3630
8. Net capital before haircuts on securities positions				26,749	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):					
A. Contractual securities commitments	$ -	3660			
B. Subordinated securities borrowings	-	3670			
C. Trading and investment securities:					
1. Exempted securities	-	3735			
2. Debt securities	-	3733			
3. Options	-	3730			
4. Other securities	-	3734			
D. Undue Concentration	-	3650			
E. Other (List)	-	3736		-	3740
10. Net Capital			(3)	$ 26,749	3750

SEE ATTACHED

(1) AMOUNT DOES NOT AGREE WITH AMOUNT OF EQUITY PER FOCUS REPORT DUE TO THE FOLLOWING:

OWNERSHIP EQUITY FROM AUDITED STATEMENT	$ 201,227
ACCOUNTS PAYABLE	6,348
DEFERRED INCOME TAXES	(8,393)
ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS	7,500
TOTAL ADJUSTMENTS	5,455
EQUITY FROM FOCUS REPORT	$ 206,682

(2) AMOUNT DOES NOT AGREE WITH AMOUNT OF NONALLOWABLE ASSETS PER FOCUS REPORT DUE TO THE FOLLOWING:

NONALLOWABLE ASSETS FROM AUDITED STATEMENT	$ 174,478
ADJUSTMENT FOR UNCOLLECTIBLE ACCOUNTS	7,500
NONALLOWABLE ASSETS FROM FOCUS REPORT	$ 181,978

(3) NET CAPITAL RECONCILIATION

CAPITAL - PER FOCUS REPORT	$ 24,704
LESS ADJUSTMENTS	2,045
AUDITED NET CAPITAL	$ 26,749

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: HAMILTON CLARK & CO. as of DECEMBER 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	-	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	21,749	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	21,749	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition					-	3790
17. Add:						
A. Drafts for immediate credit	$	-	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	-	3810			
C. Other unrecorded amounts (List)	$	-	3820	$	-	3830
19. Total aggregate indebtedness				$	-	3840
20. Percentage of aggregate indebtedness to net capital (line 19 by line 10)					0%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)					0%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT - N/A

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24. Net capital requirement (greater of line 22 or 23)	$	N/A	3760
.25 Excess net capital (line 10 less 24)	$	N/A	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: HAMILTON CLARK & CO. as of DECEMBER 31, 2006

Exceptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based (check one only)

A. (k) (1)---$2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A)---"Special Account for the Exclusive Benefit of customers" maintained		x	4560
C. (k) (2)(B)---All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k) (3)---Exempted by order of the Commission			4580

Note: In the opinion of the management of Hamilton Clark & Co., conditions of the Company's exemption from Rule 15c3-3 were complied for the year ended December 31, 2006.



WEAVER
AND
TIDWELL
L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and
Stockholder of Hamilton Clark & Co.

In planning and performing our audit of the financial statements and supplemental schedules of Hamilton Clark & Co. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

24 Greenway Plaza
Suite 1800
Houston, Texas 77046-2404
WWW.WEAVERANDTIDWELL.COM

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, Stockholder, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, LLP

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
March 27, 2007

END